03007992

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erciyas Biracilik Ve Malt Sanayii AS

*CURRENT ADDRESS

PROCESSED APR 16 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4144 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 4/14/03

File: 082-04144

EFES

Erciyas Biracılık ve Malt Sanayii A.Ş.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş

ANNUAL REPORT 2002

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

2002 ANNUAL REPORT

(For the General Meeting of Shareholders, Convenience Translation of the Report and Financial Statements Originally Issued in Turkish)

Registered Capital	:	200.000.000.000.000 TL.
Paid-in Capital	:	50.167.474.786.000 TL.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

HEAD OFFICE & Istanbul Brewery

Bahçelievler Mahallesi, Adnan Kahveci Bulvarı No.5

34592 Bahçelievler / Istanbul

Tel: 0(212) 449 36 00

Fax: 0(212) 641 96 44

İzmir Brewery
Kemalpaşa Cad. No.51 35070 Işikkent/İZMİR

Ankara Brewery
Ambartarla Mevkii P.K. 30 06980 Kazan/ANKARA

Adana Brewery
Ceyhan Yolu 5.Km. 01099 ADANA

Çumra Maltery
Çumra Yolu 30.Km. P.K.399 42152 KONYA

Lüleburgaz Brewery
E-5 Karayolu Üzeri Evrensekiz Kavşağı P.K.10
Evrensekiz 37790 LÜLEBURGAZ

Afyon Maltery
Ankara Karayolu 6.Km. P.K.17 03107 AFYON

AGENDA

1. Election of the Board of the Assembly and authorization of the Board of the Assembly to sign the Minutes of the Meeting on behalf of the General Assembly.
2. Reading out and discussion of the reports of the Board of Directors, Internal Auditors and the Independent External Audit Company as well as the Income Statement and Balance Sheet for 2002 calendar year, and decision on the distribution of profits.
3. Decision to acquit the members of the Board of Directors and Internal Auditors.
4. Election of the new members of the Board of Directors in place of those whose terms of office have expired and determine the terms of office and remuneration.
5. Election of the new members of the Internal Auditors in place of those whose terms of office have expired and determine the terms of office and remuneration.
6. Authorization of the members of the Board of Directors as per Articles 334 and 335 of the Turkish Commercial Code.
7. As per Article 14 of the Capital Markets Board communiqué regarding "External Independent Audit", in place of the independent external audit company whose term of service has expired at the end of 2002 fiscal year, the approval for the selection by the Board of Directors of Güney Serbest Muhasebecilik Mali Müşavirlik A.Ş. for the audit of the accounts and transactions in 2003 fiscal year.
8. Closing.

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF ANADOLU EFES

Our Esteemed Shareholders,

We have left behind another intense and dynamic year for our operations.

I am happy to express that, although the effects of the deep economic crisis in our country have not faded and the global economy has shown a slowing trend, our operations have continued to grow rapidly in 2002.

As you know, due to the severe economic crisis in Turkey, GNP has declined by over 9% in real terms in 2001 and furthermore, the purchasing power of the consumers has shrunk significantly. As of 2002, the purchasing power of the consumers is yet to reach pre-crisis level.

On the other hand, 2002 has been a year in which the competitive environment in our Turkish beer business has changed and the competitive activities have increased considerably.

I believe that we have been able to deliver successfully in 2002 in spite of all the changes in economy and competition, due to our extensive knowledge base and robust structure.

Sales volume of our Turkish beer operations has grown by 5% to 572 million liters in 2002 and Anadolu Efes has solidified its leadership in the Turkish beer market with 76% market share.

Dear shareholders,

One of the main responsibilities of the leading corporations in today's world of changing competition and consumer preferences is also to lead the change. Our company, assuming its responsibilities as the leader of the Turkish beer market, has a key policy to introduce the utmost quality products in a contemporary fashion to its consumers.

In that respect, Anadolu Efes has continued leading the change in 2002. On one hand, "Efes Pilsener", the most valuable Turkish brand, has been developed according to the modern requirements of consumers without sacrificing its unique taste and quality, and on the other hand, one of the leading international brands, "Beck's", has been introduced to the Turkish consumers.

Meanwhile, Anadolu Efes continues to successfully assume its social responsibilities to support the society next to its corporate achievements. We are extremely pleased with the fact that "Efes Pilsen", who has consistently contributed to the development of culture and sports in Turkey since our establishment, has been the main sponsor of the Turkish National Football Team that has become the world's third best team in the 2002 World Cup Finals for which it has qualified for the first time in 48 years. We are sure that as our main sponsorship continues, the success of our National Football Team will continue until and including the 2004 European Cup Finals.

Dear Shareholders,

As you know Anadolu Efes is also the major shareholder of the international operations of the Efes Beverage Group regarding the production, marketing and sales of beer and Coca-Cola products.

Our beer operations in Russia, Kazakhstan, Romania and Ukraine have continued their rapid and profitable growth in 2002. Consolidated sales volume of our beer operations in these markets has grown by 27% in 2002 vs. 2001 and has reached 318 million liters. Consequently, the share of international beer volumes, including Turkey originated exports, increased to 37% of the total beer sales volumes of the Efes Beverage Group in 2002.

In 2003, our international brewing capacity will reach 700 million liters as our capacity investments in Rostov-The Russian Federation and Almaty-Kazakhstan are completed and Moldova is included in our international countries of operation.

We expect our international brewing business to maintain its profitable growth in 2003 and beyond, based on our strong positions in the world's fastest growing beer markets, organic growth in our existing territories and inclusion of other territories in our operations.

In 2002, we have also delivered successful results in our Coca-Cola production, marketing and sales economic turbulences in these countries in recent years, we have taken a series of structural and operating measures to be able to benefit even the slightest upturn in the region economies.

As such, the consolidated sales volume of the Azerbaijan, Kazakhstan and Kyrgyzstan franchises, in which Anadolu Efes have indirect majority stakes, increased by 24% together with improvements in profitability levels.

We expect this acceleration in the growth of sales volumes as well as profitability levels of our international Coca-Cola businesses to be maintained in the coming periods.

Our Esteemed Shareholders,

Our company moves forward rapidly to achieve its goal of becoming the leading producer and marketer of beverages in a region spanning from the Adriatic to China. Our achievements in 2002 have emphasized our belief in attaining this goal.

We will carry on with the significant progress we have achieved so far and continue to deliver positive contributions to the Turkish economy as well as enhanced value to our shareholders.

I would like to thank all of our shareholders who have tremendous assistance in the development of our company on behalf of the Board of Directors with the belief that our success will continue to grow.

Yours Sincerely,

Kamil Yazıcı

Chairman, Board of Directors

BOARD of DIRECTORS

Chairman	Kamil YAZICI 11.04.2002 - 14.04.2003
Vice Chairman	İzzet ÖZİLHAN 11.04.2002 - 14.04.2003
Member	Tuncay ÖZİLHAN 11.04.2002 - 14.04.2003
Member	Süleyman Vehbi YAZICI 11.04.2002 - 14.04.2003
Member	İbrahim YAZICI 11.04.2002 - 14.04.2003
Member	Tülay Aksoy 11.04.2002 - 14.04.2003
Member	Gülten YAZICI 11.04.2002 - 14.04.2003
Member	Hülya ELMALIOĞLU 11.04.2002 - 14.04.2003
Member	Ali ŞANAL 11.04.2002 - 14.04.2003
Member	Nail ÖZKARDEŞ 11.04.2002 - 14.04.2003
Member	Ahmet Muhtar KENT 11.04.2002 - 14.04.2003
Member	Metin TOKPINAR 11.04.2002 - 14.04.2003
Member	Ali Zülfü TİGREL 11.04.2002 - 14.04.2003

THE AUDITORS

Auditor	: Mustafa UYSAL
Auditor	: Ali Baki USTA
Auditor	: Saadettin İDEL

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

Despite the fact that the disposable income level of the Turkish consumers was still under the pressure of the economic turbulence of last year and the competition in the beer market was more intense, Anadolu Efes succeeded to generate volume increase and maintained its market share in 2002.

Anadolu Efes, established in 2000 with the merger of the Turkish brewing and malt operations, is the operating company of the Efes Beverage Group in the Turkish beer market, in addition to being the largest shareholder of the international brewing and Coca-Cola bottling operations of the Group.

With 5 breweries and 2 malteries located throughout Turkey, Anadolu Efes is the leader of the Turkish brewing and malt industry. Our company has 910 million liters of annual brewing and 100,000 tons of malting capacity.

As of end of 2002, Anadolu Efes owns 86.9% stake in Efes Breweries International B.V. which conducts international beer operations, 51.9% stake in Efes Sınai Yatırım Holding A.Ş. which conducts international Coca-Cola operations, 99.9% stake in Efes Pazarlama ve Dağıtım Ticaret A.Ş. the Turkish beer distribution, marketing and sales company, 90.0% stake in Cypex Co. Ltd. which conducts sales and marketing activities in Northern Cyprus, 99.8% stake in Tarbes Tarım Ürünleri ve Besicilik Sanayii ve Ticaret A.Ş. the hops processing company and 9.3% in Alternatifbank A.Ş. Anadolu Efes also owns 33.3% stake in Türkiye Coca-Cola İçecek A.Ş., being the largest local shareholder of the Coca-Cola operations in Turkey.

Participations of Anadolu Efes (as of 31.12.2002)

Efes Breweries International	Tarbes	Efes Sınai	Cypex	Efes Pazarlama	Coca-Cola İçecek	Alternatifbank
86.9%	99.8%	51.9%	90.0%	99.9%	33.3% (%40 with AEH)	9.3%

144A/RegS ADR/GDR program of Anadolu Efes, which provided trading under the authority of Securities and Exchange Commission ("SEC") without quotation and only available to sizeable institutional foreign investors since 1995 was upgraded to a Level-1 program in the first half of 2002, which will provide trading in the OTC market without a quotation thereby allowing all the interested individual investors to trade at a certain level. We aim to widen the scope of the foreign investment in Anadolu Efes shares with this change.

In 2002, the average number of employees has been 1,150.

DEVELOPMENTS IN 2002

Domestic Beer Operations;

In Turkey, although GNP shrunk over 9% in real terms during the serious economic turbulence of 2001, domestic sales volume of our Turkish beer operations decreased only by 3% and was realized at 546 million liters. However in 2002, despite continuing effect of the crisis in 2001 especially over the disposable income level of the Turkish consumers, Anadolu Efes increased its domestic sales volume, excluding the export sales, by 5% and reached 572 million liters. As a result, our Turkish beer operations achieved sales volumes exceeding the pre-crisis levels and managed to triple the total sales volume of its competitors in the changing competitive environment of the Turkish beer market thereby fortifying its market share. Meanwhile, the total sales volume of our Turkish beer operations including export sales also grew by 5% in 2002 versus 2001, reaching 596 million liters.

The chart below shows the market share development of Turkish Beer Operations in the Turkish Beer market.


%
60
71
74
76
1987
1992
1997
2002

The chart below shows the sales volume development of Turkish Beer Operations, excluding export volumes, on annual basis.


509
523
562
546
572
1998
1999
2000
2001
2002
SALES VOLUME (Million Liters)

In order to satisfy the expectations of its consumers and provide a more contemporary look, Anadolu Efes launched its new logo and packaging line for its Efes Pilsen, Efes Pilsener, Efes Light, Efes Dark and Efes Extra brands, in early 2002.

Main strategy of Anadolu Efes in the Turkish beer market is to satisfy the preferences of the consumers, thereby increasing the low per capita beer consumption of current 11 liters and thus the size of the overall beer market. In line with this strategy, Anadolu Efes has signed a license agreement with Interbrew for production of globally acclaimed Beck's beer in Turkey and presented it to its consumers as a complimentary product to its rich brand portfolio.

As a corporate citizen, Anadolu Efes carries on its support for the social development and especially takes an active part in the development of sports in Turkey. Through its leading brand Efes Pilsen, Anadolu Efes became the main sponsor of the Turkish National Football Team which ranked third in the World Cup Finals in 2002 of which we feel extremely pleased. Our sponsorship of the Turkish National Football Team will last for a period of three years, including the friendly games and qualifying games of the 2004 European Cup.

International Beer Operations;

In 2002, Efes Breweries International B.V. (EBI), that carries out Efes Beverage Group's international beer operations increased its paid-in capital and placed the increased portion of the capital to selected foreign institutional investors through a private placement in order to provide external funding to further accelerate its rapidly growing operations. The foreign institutional investors, which held approximately 13% share after the completion of the transaction comprise of the leading global financial institutions lead by Southeast Europe Equity Fund managed by Soros Private Funds Management and include, Emerging Markets Management, European Bank for Reconstruction and Development ("EBRD"), Templeton Strategic Emerging Markets Fund managed by Franklin Templeton Investments, Keough Partners and Stichting A-Star Management Group. After the completion of the initial capital increase in 2002, the share of Anadolu Efes in EBI has been 86.9%. Following the second capital increase where the institutional investors exercised their call options up to 2% of the share capital of EBI, a total of close to $40 million fund was provided in return for a total of 15% share of EBI.

In December 2002, EBI has made a tender offer to acquire the Vitanta Intravest S.A. (Vitanta) brewery located in Chisinau, the capital of Moldova. In January 2003 this transaction has been finalized and EBI has acquired 96.5% share of Vitanta which is the leader of the Moldovan market in the beer, soft drinks and water segments with %70, %55 and %29 share respectively. With the participation of Moldova in the operating territories, operation the growth of the international beer operations is expected to continue its rapid pace.

On the other hand, Moscow Efes Brewery Z.A.O., a subsidiary of EBI, has signed an agreement with Warsteiner Brauerei Haus Cramer, one of Germany's foremost brewers, regarding the licensed production, marketing and distribution of the "Warsteiner Premium Verum" brand in the Russian Federation. Warsteiner Premium Verum, which is the best selling premium beer in Germany, has initially been presented to the Russian consumers with a packaging portfolio including the special 50cl. and 33cl. non-returnable glass bottles and 30lt. kegs.

Consequently, our international beer operations conducted through EBI has continued to deliver strong results in 2002. Its sales volume of 250 million liters in 2001 grew by 27% and reached 318 million liters in 2002. Thus, international sales volume of our Efes and other branded products (including Turkey originated export sales volume), which has constituted 33% of Efes Beverage Group's total beer sales volume in 2001, reached 37% in 2002.

EBI is building two new breweries in its key markets Rostov-Southern Russia and Almaty-Kazakhstan, with capacities of 100 million liters and 60 million liters respectively, to supply the increased demand to its brands. Operating with 7 breweries outside Turkey, in Rostov & Moscow-Russia, Almaty & Karaganda-Kazakhstan, Ploiesti-Romania, Odessa-Ukraine and Chisinau-Moldova, with a total annual brewing capacity of approximately 700 million liters and malt production facilities in Moscow and Karaganda, with a total annual malt production capacity of 50,000 tons, our international beer operations continue to grow rapidly and profitably.

The chart below shows the share of the international beer sales volume in Efes Beverage Group's total beer sales volume.



%
13
26
33
37
1999
2000
2001
2002

International Coca-Cola Operations;

Anadolu Efes owns 51.9% of Efes Sınai Yatırım Holding A.Ş. (Efes Invest) that conducts the Group's international Coca-Cola bottling, marketing and sales operations in Central Asia. Our operations in Azerbaijan, Kazakhstan, Kyrgyzstan and Turkmenistan reach a total of 33 million consumers located in a region where the average per capita CSD consumption is significantly below the world average. Efes Invest, which has taken serious operational and structural measures during recent crisis period in the region, started to realize positive contributions of such measures in 2002 and realized important gains both in volume and profit terms.

In Kazakhstan, Azerbaijan and Kyrgyzstan franchises, where Efes Invest is the major shareholder, the total sales volume grew by 24% to 19.7 million unit cases in 2002 over 15.9 million unit cases in 2001.

Efes Invest, through its dynamic structure and qualified human resources is ready to benefit from the huge potential of the markets that it operates in.



Kyrgyzstan
12
Turkmenistan
22
Efes Invest Territories
29
Azerbaijan
33
Egypt
50
Kazakhstan
57
Romania
104
Turkey
120
Poland
155
Slovakia
188
Greece
265
Argentina
329
Germany
344
United Kingdom
370
Ireland
439
Mexico
557
USA
874
(8 OZ BOTTLES)
0
100
200
300
400
500
600
700
800
900
Sources: Beverage Digest
AC Nielsen

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

There have been no amendments to the Articles of Association during the fiscal year.

CAPITAL STRUCTURE

There has been no capital increases during the fiscal year and the paid-in capital is TRL 50.167.475 million.

The registered capital ceiling is TRL 200.000.000 million.

The shareholding structure of Anadolu Efes as of year-end 2002 is shown below:


Public
45.1%
Yazıcılar
29.8%

As of year-end 2002, the following is the list of our shareholders who own more than 10% of the TRL 50.167.475 paid-in capital of Anadolu Efes, together with the amounts (TRL) and percentages held.

Yazıcılar Holding. A.Ş.	14.933.752 million TL	29.8%
Özilhan Sınai Yatırım A.Ş.	8.681.368 million TL	17.3%

SECTOR INFORMATION

In 2002, despite the on going effects of the economic crisis and depressed purchasing power of the Turkish consumers, the total sales volume of the Turkish beer market increased 5% versus 2001.

Total sales volume growth of the Turkish Beer market and the per capita consumption levels are presented below on an annual basis:



Total Consumption Million liters
Per Capita Consumption liters
6.4
6.9
8.0
9.1
9.3
10.5
10.9
11.5
10.4
10.6
10.7
10.4
10.8
1000
800
600
400
200
0
14
12
10
8
6
4
2
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Due to the unfavorable conditions in the market, per capita beer consumption was around 10.4 liters in 2001. In 2002 parallel to the attained volume increase, per capita beer consumption increased to 10.8 liters. Anadolu Efes realized a 76% domestic market share and fortified its position in the market.

2002 Market Share



EFES
76%
OTHER
24%

PARTICIPATIONS

The dividend income received from our participations for the year 2002;

EFES PAZARLAMA VE DAĞITIM TİCARET A.Ş.	TRL 14.589.609
TARBES TARIM ÜRÜNLERİ BESİCİLİK SAN. VE TİC. A.Ş.	TRL 319110
CYPEX CO.LTD.	TRL 27.672

has amounted to TRL 14.936.391 million in total.

ANADOLU EFES BIRACILIK VE MALT SANAYİİ A.S. PARTICIPATIONS AND OTHER FINANCIAL FIXED ASSETS TABLE (TL.)

ɴY NAME	PARTICIPATION BALANCE As of 31.12.2001	SHARES PURCHASED / RECEIVED IN 2002	STOCK DIVIDENDS RECEIVED IN 2002	SHARES SOLD IN 2002	PARTICIPATION BALANCE As of 31.12.2002
NAL PARTICIPATION AMOUNTS					
SIDIARIES AND PARTICIPATIONS					
ıai Yatırım Holding A.Ş.	13.849.752.706.608				13.849.752.706.608
zarlama ve Dağıtım Ticaret A.Ş.	62.994.960.000	750.000.000	14.935.805.040.000		14.999.550.000.000
Tarım Ürünleri Besicilik Sanayi ve Ticaret A.Ş.	1.064.297.500.000		1.025.396.279.287		2.089.693.779.287
ɛweries International B.V.	39.473.592.055.326	15.802.487.161.510			55.276.079.216.836
Co.Ltd.	148.357.800.000		180.142.200.000		328.500.000.000
fbank A.Ş.	14.907.450.000.000				14.907.450.000.000
ɔla Satış ve Dağıtım A.Ş.	556.010.421.000			555.925.193.550	85.227.450
ɔla Içecek Üretim A.Ş.	9.965.908.133.000	28.930.276.860.000	35.658.765.328.000	0	74.554.950.321.000
IARIES AND PARTICIPATIONS TOTAL	**80.028.363.575.935**	**44.733.514.021.510**	**51.800.108.847.287**	**555.925.193.550**	**176.006.061.251.181**
ER PARTICIPATIONS					
v Efes Brewery SA	380.650.000				380.650.000
com Teknoloji Hizmetleri A.Ş.	340.938.100.000				340.938.100.000
ɔpark A.Ş.	12.000.000.000				12.000.000.000
PARTICIPATIONS TOTAL	**353.318.750.000**				**353.318.750.000**
SIDIARIES, PARTICIPATIONS AND OTHER PARTICIPATIONS					
TOTAL	**80.381.682.325.935**	**44.733.514.021.510**	**51.800.108.847.287**	**555.925.193.550**	**176.359.380.001.181**
AS PRICE DIFFERENCE					
SIDIARIES AND PARTICIPATIONS					
ıai Yatırım Holding A.Ş.	1.789.480.509.000				1.789.480.509.000
zarlama ve Dağıtım Ticaret A.Ş.	38.313.789.300.000	9.750.000.000			38.323.539.300.000
Tarım Ürünleri Besicilik Sanayi ve Ticaret A.Ş.	76.666.532.796				76.666.532.796
ɛweries International B.V.	125.603.240.820	303.899.600.000			429.502.840.820
Co.Ltd.	0				0
fbank A.Ş.	1.171.260.625.000				1.171.260.625.000
ɔla Satış ve Dağıtım A.Ş.	3.846.442.681.286			3.846.442.681.286	0
ɔla Içecek Üretim A.Ş.	11.786.854.214.606				11.786.854.214.606
IARIES AND PARTICIPATIONS TOTAL	**57.110.097.103.508**	**313.649.600.000**	**0**	**3.846.442.681.286**	**53.577.304.022.222**
ER PARTICIPATIONS					
v Efes Brewery SA	0				0
ɔm Teknoloji Hizmetleri A.Ş.	0				0
ırk A.Ş.	0				0
PARTICIPATIONS TOTAL	**0**	**0**	**0**	**0**	**0**
SIDIARIES, PARTICIPATIONS AND OTHER PARTICIPATIONS					
TOTAL	**57.110.097.103.508**	**313.649.600.000**	**0**	**3.846.442.681.286**	**53.577.304.022.222**
TOTAL	**137.491.779.429.442**	**45.047.163.621.510**	**51.800.108.847.287**	**4.402.367.874.836**	**229.936.684.023.403**

ɛcom Teknoloji Hizmetleri A.Ş had 84.917.200.000 TL due payment in 2001.
ɔpark A.Ş had 2.250.000.000 TL due payment in 2001.

ACTIVITIES

A) INVESTMENTS

1. Expenditures during the fiscal year

In year 2002 TRL 25.551.390 million of capital investments have been done.

The breakdown of fixed assets built or acquired in 2002 is as follows:

	(TRL MILLION)
Land, wells, walls and fences.........	78.267
Buildings..	234.323
Plant, machinery and equipment.....	8.308.147
Motor Vehicles................................	41.734
Furniture and Fixtures.....................	16.888.919
TOTAL	25.551.390

TRL 5.848.933 million of the plant, machinery and equipment investments was realized under the government's investment incentives scheme.

2. Investment Incentives

Our company has enjoyed various incentives that included investment allowance, customs duty exemption and VAT deferrals.

As of 31.12.2002 our total investment allowance amounts up to TRL 12.883.884 million and includes TRL 8.055.132 million that is transferred from 2001.

B) PRODUCTION AND SALES

1. Capacity

Annual production capacities and capacity utilization ratios of breweries and malteries that operate under Anadolu Efes are as follows:

Facility	Annual Production Capacity	Capacity Utilization Ratio (%) for 2001
Istanbul Brewery	220 m. liters	
Lüleburgaz Brewery	75 m. liters	
İzmir Brewery	240 m. liters	
Ankara Brewery	200 m. liters	
Adana Brewery	175 m. liters	
TOTAL BEER	910 m. liters	**66%**
Çumra Maltery	67,500 tons	
Afyon Maltery	30,000 tons	
TOTAL MALT	97,500 tons	**84%**

The total brewing capacity of five breweries of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. is 910 million liters, and total malt production capacity of two malteries is 97,500 tons. In year 2002, total brewing capacity utilization has been 66%, and total malt production capacity utilization has been 84%.

2. Production and Sales

a) Production Activities

The comparative figures for beer and malt production are as follows:

Product	Units	2001	2002	Increase/ Decrease %
Beer	Liters	568.349.382	597.007.496	5
Malt	Tons	81.921	82.129	0

b) Sales Activities

The comparative figures for beer and malt sales, in terms of volume and amount, for 2002 are as follows. Our average beer sales price (excluding exports) during the year has been 720.804 TL/Liters.

Product	Sales Volume (lt-tons-units)			Sales Amount (TRL million)		
	2001	2002	%	2001	2002	%
Domestic Sales						
Beer (liters)	546.834.216	572.267.131	5	303.603.587	412.492.645	36
Malt (tons)	1.284	60	(95)	453.134	28.993	(94)
Other				5.234.367	7.049.045	35
International Sales						
Beer (liters)	23.022.817	24.685.861	7	13.759.712	18.038.514	31
Malt (tons)	3.103	3.206	3	1.316.614	1.408.169	7
*Passive Exports				13.459.317	4.423.297	(67)
Other				236.975	339.802	43
TOTAL				338.063.706	443.780.465	31

(*) In 2002, the cost of TRL 4.423.297 million passive exports has been TRL 4.417.211 million.

Our company has realized a total of CIF 11.248.893 USD beer exports in 2002.

The breakdown of the exports by the countries of destination has been as follows:

Country	TRL Million	CIF USD
Europe	9.851.092	6.160.204
Middle East	2.315.316	1.436.299
Turkish Rep. of Cyprus	1.842.705	1.164.003
Other	4.029.401	2.488.387
TOTAL	18.038.514	11.248.893

C) TAXES PAID

The total amount of taxes accrued and duly paid in 2002 is TRL 212.651.877 million, representing an increase of 72.160.424 million and 51% over the previous year. The breakdown is as follows:

	2001	2002	Increase / Decrease (TRL)	(%)
Taxes paid on the profits		19.618.387	19.618.387	100
Taxes and funds paid on sales	130.485.161	178.658.142	48.172.981	37
Taxes paid on salaries	4.898.919	7.833.078	2.934.159	60
Taxes paid on other transactions	5.007.830	6.542.270	1.534.540	31
TOTAL	140.491.453	212.651.877	72.160.424	51

D) ADMINISTRATIVE ACTIVITIES

1. Management Staff

Our company's organization in 2002 as well as the names and positions of the managerial staff in both the headquarters and related facilities are as follows:

NAME	POSITION
HEADQUARTERS	
Salih Serdar Bölükbaşı	Turkey Beer General Director
Volkan Harmandar	Finance Director
Osman Mut	Operations Director
Ahmet Ragip Kavukçuoğlu	Human Resources Manager
İbrahim Ercüment Develi	Operations Manager
Lüleburgaz Brewery	
Kadri Yılmaz	Finance and Administrative Manager
Mehmet Cemil Aytekin	Operations Manager
Adana Brewery	
Timur Özkarcı	Finance Manager
Duran Ömeroğlu	Human Resources Manager
Mahmut Cengiz Yağmur	Operations Manager
İzmir Brewery	
Olcay Tokan	Finance Manager
Yusuf Dener	Human Resources Manager
Halis İnce	Operations Manager
Ankara Brewery	
Nuri Kızıl	Finance Manager
Burak Gürcan	Human Resources Manager
Erkan Akçakaya	Operations Manager
Çumra Maltery	
Muammer Seleoğlu	Finance and Administrative Manager
Ayhan Atılır	Operations Manager
Afyon Maltery	
Fatih Gündüzalp	Operations Manager

2. Staff and Associate Figures

In 2002, our company employed as an annual average 383 managerial, administrative and technical staff and 767 line-workers, bringing the total count to 1.150. The total number of managerial, administrative and technical staff was 378, and line-workers were 681 at year-end 2002.

In 2002, 135 new employees were hired whereas 206 employees quit their jobs for various reasons.

3. Collective Bargaining Agreement

The starting and ending dates of the collective bargaining agreement made between our company and the Tek Gıda Union, a member of Türk İş amalgamate, as well as the rate of increase of the salaries of the line-workers starting from 01.01.2002 in accordance with the agreement are as follows:

	Starting Date	Ending Date	Average Increase
Istanbul Brewery	1.1.2002	31.8.2003	47%
Other Breweries	1.9.2001	31.8.2003	40%

The collective bargaining agreement between our company and the Tek Gıda Union for the period 01.09.2001 – 31.08.2003, was signed on 12.03.2002.

4. Status of Provision for Severance Payment

Pursuant to the Capital Market Board communiqué Series XI. No.1, the severance payment provision of our company for 2002 has been TRL 2.813.018 million and the total severance payment provisions including those from the previous years have reached TRL 11.983.179 million.

5. Benefits Provided For the Employees

In addition to the salary increases provided by the collective bargaining agreement, the social benefits of our employees were also increased as set forth below by breweries:

Istanbul Brewery	16%
Other Breweries	40,2%

6. Domestic donations and aids

In 2002, our company has donated a total of TRL 1.259.368 million to several foundations with different purposes. Of this total, TRL 1.250.000 million was donated to the tax exempt Anadolu Education and Social Aid Foundation, as per Article 62 of our Articles of Association, whereas the remaining TRL 9.368 million was donated to various other foundations and associations.

7. Dividend Proposal

Our Esteemed Shareholders,

As it is clear from our explanations and the financial statements set forth for your review, our company has left behind another successful year. Accordingly, we present below the dividend distribution table that proposes cash dividends of 20% based on the paid-in capital, for your approval:

DIVIDEND DISTRIBUTION TABLE

(TRL MILLION)

A. DISTRIBUTION OF CURRENT YEAR PROFIT		
1. Profit/(Loss) Before Tax		45.656.485
2. Previous Years' Losses		(14.161.420)
3. Taxes Payable		(19.618.387)
Corporate Tax	(15.515.798)	
Income Tax Deduction	(2.319.099)	
Other Taxes	(1.783.490)	
4. First Series of Legal Reserves		(656.739)
Net Distributable Profit		**11.219.939**
5. First Dividend to Shareholders		(2.495.606)
To Holders of Ordinary Shares	(2.495.606)	
6. Dividends to Founders		(124.064)
7. Dividends to Board of Directors		(303.956)
8. Second Dividend to Shareholders		(5.029.515)
To Holders of Ordinary Shares	(5.029.515)	
9. Second series of Legal Reserves		(795.314)
Extraordinary Reserves		**2.471.484**
B. DISTRIBUTION FROM RESERVES		
1. Stake to shareholders		(2.508.374)
To Holders of Ordinary Shares	(2.508.374)	

Our Esteemed Shareholder,

In accordance with the dividend distribution table presented above, I kindly ask for your approval regarding the payment of TRL 200 net cash dividends per each share of TRL 1.000 nominal value representing our paid-in capital, totaling TRL 10.033.494.957.200, and the Balance Sheet for the period ending 31.12.2002 and the Income Statement for the period 01.01.2002-31.12.2002.

I would like to extend my kindest regards to all our shareholders, personally and on behalf of the Board of Directors.

KAMIL YAZICI

Chairman, Board of Directors

AUDITOR'S REPORT

TO THE GENERAL ASSEMBLY OF ANADOLU EFES BIRACILIK VE MALT SANAYİİ A.S.

Company Name		: Anadolu Efes Biracılık ve Malt Sanayii A.Ş.
Head Office		: Bahçelievler Mahallesi Adnan Kahveci Bulvarı No.5 Bahçelievler/ISTANBUL
Capital	***Registered***	: TRL 200.000.000.000.000.-
	Paid-in	: TRL 50.167.474.786.000.-
Field of activity		: Sale and production of beer and malt products.
Names and terms of the auditors, and indication whether they are shareholders or employees		: Mustafa UYSAL, Ali Baki USTA, Saadettin İDEL Our term was one year and we are neither employees nor shareholders of the company.
The number of the Board of Directors meetings attended		: All the Board of Directors meetings were attended during the term.
The content of the inspection conducted on the Ledger and related documents, description and result		: The Ledger and Books of the Company were duly inspected once in three months, the books and records which must be maintained were duly kept and the accounts of the Company were found to have been in compliance with the Company's accounting plan and procedures, Articles of Incorporation, relevant laws and regulations.
The number and results of the counts made in the cashier of the Company as per subparagraph 3 of the paragraph 1 of the Article 353 of Turkish Commercial Code		: The Company's Cashier Office was inspected six times until 31.12.2002 and it was found that the Company's available cash corresponded with the cashier Ledger and relevant entries.

Review dates and results as per subparagraph 4 of the paragraph 1 of the Article 353 of Turkish Commercial Code	: After inspection made as per the related provision of Turkish Commercial Code, the existence of bonds and deeds recorded in the Cashier Office were controlled and no inconsistencies were found.
Complaints or frauds reported and Measures taken to remedy them	: After inspection of the Company's records, no fraud has been detected, while no complaint was filed by any shareholder during our term.

We have audited the accounts and operations of ANADOLU EFES BİRACILIK VE MALT SANAYİ A.Ş. for the period between 1.1.2002 - 31.12.2002 as per Turkish Commercial Code, the Company's Articles of Association, and other regulations and generally accepted accounting principles.

We hereby certify that, in our opinion, the enclosed balance sheet dated 31.12.2002 was drawn up so as to give a true view of the financial position of the Company as of the said date and the enclosed income statement for the period 1.1.2002 - 31.12.2002 provides a true reflection of the Company's activities for the said period.

You are kindly requested to approve the balance sheet and the income statement and acquit the Board of Directors. 17.03.2003

BOARD OF AUDITORS

MUSTAFA UYSAL **ALİ BAKİ USTA** **SAADETTİN İDEL**

(Convenience Translation of a
Report Originally Issued in
Turkish – See Note 34 to the Balance Sheet)

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Independent Auditors' Report
As of December 31, 2002 and 2001

(Convenience Translation of a Report Originally Issued in Turkish – See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ INDEPENDENT AUDITORS' REPORT FOR THE 2002 ACCOUNTING PERIOD

We have audited the accompanying balance sheet of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (the Company) as of December 31, 2002 and the related statement of income. Our examination was made in accordance with the generally accepted auditing principles, bases and standards in Turkey, issued by the Capital Market Board (CMB), and accordingly included, in connection with the accounts and transactions, tests of accounting records and other auditing procedures and techniques we considered necessary.

In the accompanying balance sheet as of December 31, 2002 the Company's investment in Alternatifbank A.Ş. (Alternatifbank) is carried at cost of TL16,079 billion, which represents 9.32% shareholding (which will decrease to 7.45% after the share capital increase explained in Note 26 to the balance sheet) in Alternatifbank. Despite the indications that the net realizable value of this investment might be less than the acquisition cost, taking into consideration share capital increase of Alternatifbank to be registered amounting to TL40,000 billion (of which TL32,000 billion is in cash), the Company management has not provided a provision for decrease in the value, in order to reduce the cost value of the concerned participation in the accompanying balance sheet dated December 31, 2002 to the market value (TL7,007 billion as of December 31, 2002) or to the net realizable value that could be determined through application of other methods.

The local selling and marketing activities of the Company for the produced beer are realized by Efes Pazarlama, a subsidiary of the Company.

The financial statements of the Company for the accounting period ended December 31, 2001 have been audited by the independent audit firm, A.A. Aktif Analiz Serbest Muhasebecilik Mali Müşavirlik A.Ş., Member of Andersen Worldwide, who ceased its operations as of September 13, 2002. The afore independent audit firm has expressed a qualified opinion in its audit report dated March 8, 2002, as they were unable to form an opinion as to the carrying value of Alternatifbank, the Company's investment which was carried at cost of TL16,079 billion (representing 14.91% shareholding) in the Company's balance sheet as of December 31, 2001, since the financial statements of Alternatifbank as of December 31, 2001 could be disclosed at a date later than the date of their report (March 8, 2002) within the framework of banking regulations and accordingly they were not provided with the financial statements of Alternatifbank.

In our opinion, except for the effect of such adjustments, if any, as might have been disclosed arising from the matter as explained in the second paragraph above, the financial statements referred to in the first paragraph above, present fairly, the true financial position of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi as of December 31, 2002 and the true results of its operations, for the accounting period then ended in accordance with the generally accepted accounting principles in Turkey, issued by the CMB and, which are applied on a consistent basis with the preceding period except for the change disclosed in Note 11 (e) to the balance sheet.

(Convenience Translation of a Report Originally Issued in Turkish – See Note 34 to the Balance Sheet)

Additional Paragraph for Convenience Translation to English

The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of inflation accounting, the non-preparation of consolidated financial statements, the non-application of deferred tax. The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IFRS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IFRS.

Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ertan Ayhan,
Engagement Partner

March 7, 2003
İstanbul, Turkey

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. **AEFES**

		Independent	
		Audited	*Audited*
	DETAILED BALANCE SHEET (Millions of Turkish lira)	**31.12.2002**	**31.12.2001**
I.	CURRENT ASSETS	182,198,391	111,902,231
A.	Liquid Assets	23,207,541	3,945,398
	1. Cash	3,148	4,789
	2. Banks	23,204,351	3,940,552
	3. Other Liquid Assets	42	57
B.	Marketable Securities	291,130	5,606,700
	1. *Share Certificates*	-	-
	2. Private Sector Bonds, and Debt Securities	-	-
	3. Public Sector Bonds, and Debt Securities	-	5,315,390
	4. Other Marketable Securities	291,130	291,310
	5. Reserve for Decrease in Value of Marketable Securities		-
C.	Short-term Trade Receivables	95,468,968	28,434,902
	1. Customers	94,014,065	26,002,441
	2. Notes Receivables	1,744,361	3,185,099
	3. Deposits and Guarantees Given	7,500	51
	4. Other Short-term Trade Receivables	686,116	563,947
	5. Discount on Trade Receivables (-)	(366,207)	(767,657)
	6. Allowance for Doubtful Receivables (-)	(616,867)	(558,979)
D.	Other Short-term Receivables	16,432,852	36,588,799
	1. Receivables from Shareholders	7,789,460	30,034,479
	2. Receivables from Participations	-	-
	3. Receivables from Subsidiaries	821,766	6,478,052
	4. *Other Short-term Receivables*	7,821,626	76,268
	5. Discount on Receivables (-)	-	-
	6. Allowance for Doubtful Receivables (-)	-	-
E.	Inventories	36,731,258	32,425,522
	1. Raw Materials & Supplies	11,343,549	14,729,700
	2. Work-in-process	8,731,488	5,048,511
	3. By - Products	6,264,293	5,226,590
	4. Finished Goods	6,248,108	5,024,490
	5. Merchandise	149,935	62,058
	6. *Other Inventories*	3,964,363	2,279,159
	7. Allowance for Decline in the Value of Inventory (-)	-	-
	8. Advances Given to Suppliers	31,522	55,014
F.	Other Current Assets	10,066,642	4,900,910
II.	NON-CURRENT ASSETS	352,702,109	222,653,740
A.	Long-term Trade Receivables	9,076,647	7,060,622
	1. Customers	8,995,911	6,672,406
	2. Notes Receivable	-	306,809
	3. Deposits and Guarantees Given	80,736	229,747
	4. Other Long-term Trade Receivables	-	-
	5. Discount on Trade Receivables (-)	-	(148,340)
	6. Allowance for Doubtful Receivables (-)	-	-
B.	Other Long-term Receivables	-	-
	1. Receivables from Shareholders	-	-
	2. Receivables from Participations	-	-
	3. Receivables from Subsidiaries	-	-
	4. *Other Long-term Receivables*	-	-
	5. Discount on Receivables (-)	-	-
	6. Allowance for Doubtful Receivables (-)	-	-
C.	Non-Current Financial Assets	229,936,684	137,404,613
	1. Long-term Marketable Securities	-	-
	2. Allowance for Decline in the Value of Marketable Securities (-)	-	-
	3. Participations	86,341,805	42,233,926
	4. Capital Commitments to Participations (-)	-	-
	5. Allowance for Decline in the Value of Participations (-)	-	-
	6. Subsidiaries	127,162,765	94,904,535
	7. Capital Commitments to Subsidiaries (-)	-	-
	8. Allowance for Decline in the Value of Subsidiaries (-)	-	-
	9. Other Non-Current Financial Assets	16,432,114	266,152
D.	Tangible Non-Current Assets	109,521,428	74,448,252
	1. Land	218,058	215,858
	2. Land Improvements	8,024,720	5,119,668
	3. *Buildings*	84,540,922	53,923,580
	4. Machinery, Plant and Equipment	127,330,562	89,706,171
	5. Vehicles	712,789	801,774
	6. Furnitures and Fixtures	63,560,146	32,674,266
	7. Other Tangible Non-Current Assets	-	-
	8. Accumulated Depreciation (-)	(175,017,874)	(108,306,676)
	9. Construction-in-progress	87,958	73,915
	10. Advances Given	64,147	239,696
E.	Intangible Non-Current Assets	552,756	610,745
	1. *Foundation and Organization Assets*	-	-
	2. Rights	241,422	299,411
	3. Research and Development Costs	-	-
	4. Other Intangible Non-Current Assets	-	-
	5. Advances Given	311,334	311,334
F.	Other Non-current Assets	3,614,594	3,129,508
	TOTAL ASSETS	534,900,500	334,555,971

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish – See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. **AEFES**

DETAILED BALANCE SHEET (Millions of Turkish lira)		Independent Audited 31.12.2002	Audited 31.12.2001
I.	SHORT-TERM LIABILITIES	252,386,333	201,597,725
A.	Financial Liabilities	148,774,978	147,740,161
	1. Bank Borrowings	8,212,528	14,373,123
	2. Current Portion and Interest of Long-term Borrowings	140,562,450	133,367,038
	3. Current Portion and Interest of Long-term Bonds	-	-
	4. Notes and Commercial Bills	-	-
	5. Other Financial Liabilites	-	-
B.	Trade Payables	34,365,071	30,747,093
	1. Suppliers	11,517,135	15,623,787
	2. Notes Payable	-	-
	3. Deposits and Guarantees Received	22,847,936	15,123,306
	4. Other Trade Payables	-	-
	5. Discount on Payables (-)	-	-
C.	Other Short-term Liabilities	18,227,201	7,935,070
	1. Payables to Shareholders	30,670	33,118
	2. Payables to Participations	-	-
	3. Payables to Subsidiaries	-	-
	4. Accrued Expenses	-	-
	5. Taxes, Duties and Other Withholdings Payable	16,362,416	6,571,114
	6. Deferred Loans and Installments Payable to the State	-	-
	7. Other Short-term Liabilities	1,834,115	1,330,838
	8. Discount on Payables (-)	-	-
D.	Advances Received	11,740	4,573
E.	Reserves for Liabilities and Expenses	51,007,343	15,170,828
	1. Allowance for Taxes	19,618,387	99,543
	2. Allowance for Other Liabilities and Expenses	31,388,956	15,071,285
II.	LONG-TERM LIABILITIES	46,387,411	26,264,074
A.	Financial Liabilities	21,795,791	7,279,743
	1. Bank Borrowings	21,795,791	7,279,743
	2. Bonds Issued	-	-
	3. Other Debt Instruments Issued	-	-
	4. Other Financial Liabilities	-	-
B.	Trade Payables	3,612,530	3,124,324
	1. Suppliers	3,612,530	3,124,324
	2. Notes Payable	-	-
	3. Deposits and Guarantees Received	-	-
	4. Other Trade Payables	-	-
	5. Discount on Payables (-)	-	-
C.	Other Long-term Payables	8,995,911	6,689,846
	1. Payables to Shareholders	-	-
	2. Payables to Participations	-	-
	3. Payables to Subsidiaries	-	-
	4. Deferred Loans and Installments Payable to the State	-	17,440
	5. Other Long-term Liabilities	8,995,911	6,672,406
	6. Discount on Payables (-)	-	-
D.	Advances Received	-	-
E.	Reserves for Liabilities and Expenses	11,983,179	9,170,161
	1. Reserve for Employee Termination Benefits	11,983,179	9,170,161
	2. Reserves for Other Liabilities and Expenses	-	-
III.	SHAREHOLDERS EQUITY	236,126,756	106,694,172
A.	Share Capital	50,167,475	50,167,475
B.	Share Capital Commitments (-)	-	-
C.	Share Premium	-	-
D.	Revaluation Surplus	134,969,483	56,703,688
	1. Revaluation Surplus from Non-current Assets	90,890,241	49,502,114
	2. Revaluation Surplus from Non-current Financial Assets	44,079,242	7,201,574
	3. Surplus from Stock Exchange	-	-
E.	Reserves	39,113,120	13,968,666
	1. Legal Reserves	3,746,750	3,746,750
	2. Statute Reserves	-	-
	3. Special Reserves	-	-
	4. Extraordinary Reserves	10,168,572	10,168,572
	5. Cost Increment Fund	25,197,798	53,344
	6. Gain on Sales of Share Certificates of Participations and	-	-
	Fixed Assets to be Added to Share Capital	-	-
	7. Unappropriated Income	-	-
F.	Current Year Income	26,038,098	-
G.	Current Year Loss (-)	-	(14,145,657)
H.	Accumulated Losses (-)	(14,161,420)	-
	1. —— Year Loss	(14,161,420)	-
	2. —— Year Loss	-	-
	TOTAL LIABILITIES	534,900,500	334,555,971

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation of a Report and Financial Statements Originally issued in Turkish - See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

NOTES TO THE BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

1- **Company's activities:** The activities of Anadolu Efes Biracilik ve Malt Sanayii Anonim Şirketi (the Company) consist of production and selling of malt, beer, plastic materials and energy via cogeneration powerhouse. The Company produces beer in İstanbul, Lüleburgaz, İzmir, Ankara and Adana plants and produces malt in Konya and Afyon plants. The Company has rented an office in Tuzla Deri Free Trade Zone. The administrative activities are carried in the official center in İstanbul. The local selling and marketing activities of the Company are performed by Efes Pazarlama ve Dağitim Ticaret A.Ş. (Efes Pazarlama). The Company owns 99.99% of share capital of Efes Pazarlama as of December 31, 2002.

2- **Shareholders with shareholdings equal or higher than 10%:** As of December 31, 2002 and 2001, paid-in share capital consists of 50,167,474,786 shares with a par value of TL1,000 (full) each. Shareholders whose shareholdings are equal or higher than 10% are as follows:

	2002		2001	
Shareholders	Amount	%	Amount	%
Yazicilar Holding A.Ş. (Yazicilar)	14,933,752	29.77	14,643,732	29.19
Özilhan Sinai Yatirim A.Ş. (Özilhan)	8,681,368	17.30	8,544,925	17.03
Anadolu Endüstri Holding A.Ş. (Anadolu Endüstri Holding)	3,934,462	7.84	4,360,925	8.69
Shares publicly traded and other	22,617,893	45.09	22,617,893	45.09
	50,167,475	100.00	50,167,475	100.00

3- **The privileges of share certificates representing the share capital :** There are no privileges of share certificates representing the share capital as of December 31, 2002 and 2001.

As required by the Article of Association, 9920 units founder profiting notes, which do not represent the share capital, are entitled to 2% profit distribution from the balance remaining after 10% of the paid-in capital is deducted from the distributable profit.

4- **Registered share capital ceiling :** As of December 31, 2002 and 2001 , the upper limit of the registered share capital is TL200,000,000.

5- **Share capital increases realized in the periods and sources :** The Company has not realized any share capital increase within the accounting period ended as of December 31, 2002.

During the year ending December 31, 2001, the Company's paid-in-share capital was increased from TL25,083,737 to TL50,167,475. The increase was provided by; TL4,553 from share premium, TL11,666,492 from revaluation fund of tangible assets, TL12,007,714 from revaluation fund arising from participations, TL511,241 from cost increment fund, TL183,038 from cost increment fund from participations and TL710,700 from the extraordinary reserves.

6- **Marketable securities other than share certificates issued in the current period :** None.

7- **Marketable securities (borrowing) redeemed in the current period :** None.

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

8- **Movement of tangible non-current assets during the current period :** Movement of tangible non-current assets for the interim periods ended December 31, 2002 and 2001 is as follows:

	2002	2001
a) Cost of the purchased, produced and constructed tangible non-current assets (excluding construction-in-progress and advances given):	25,551,390	16,771,776
b) Cost of tangible non-current assets sold:	2,812,925	1,738,383
c) Revaluation increase:	-	-
i- Tangible assets cost	79,207,415	44,526,875
ii-Accumulated Depreciation (-)	(37,249,167)	(18,185,542)

d) i) Details of the construction in progress as of December 31, 2002 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
Energy Transfer Line	4,000	150,000	30.11.2002	Indefinite	3
Disposal Area Construction	37,870	112,140	14.11.2002	31.03.2003	34
Laboratory Construction	24,864	105,667	14.11.2002	30.04.2003	23
Disposal Area Costruction	1,877	118,000	09.10.2002	31.03.2003	2
Other	19,347	25,000	-	-	-
	87,958	510,807			

ii) Details of the construction in progress as of December 31, 2001 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
Truck Park	54,568	55,000	11.12.2001	28.02.2002	99
Other	19,347	25,039			
	73,915	80,039			

9- **Investment allowances that are used in current period and carried forward to next periods :** As of December 31, 2002, the total amount of investment allowance to be utilized is TL12,883,884 (2001 - TL502,744) including TL8,055,132 carried from the year 2001.

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

10- **Account balances with shareholders, participations, subsidiaries and other related parties :** Balances with shareholders, participations, subsidiaries and other related parties as of December 31, 2002 and 2001 are as follows:

	2002		2001	
	Trade	Non-Trade	Trade	Non-Trade
RECEIVABLES				
Shareholders				
Anadolu Endüstri Holding (1)	-	7,789,460	-	30,034,479
Özilhan	994	-	194	-
Participations				
Interbrew Efes	38,921	-	34,279	-
Subsidiaries				
Efes Sinaii Yatirim Holding A.Ş. (Efes Sinai) (1)	12,197	821,766	1,726	719,784
Efes Pazarlama	90,098,089	-	14,534,923	5,758,268
Other Group Companies				
Alternatifbank (2)	14,603,345	-	3,746,651	-
Kamil Yazıcı Yönetim ve Danışma A.Ş.	1,703	-	513	-
Efes Productie SRL	12,596	-	9,377	-
Efes Romania Industrie Si Comert S.A.	8,745	-	37,322	-
Efes Invest Holland B.V.(1)	-	7,633,992	-	-
Efes Karaganda Brewery I.S.C.	124,490	-	-	
ZAO Moscow Efes Brewery	-	-	193,339	-
Other	2,172		6,423	-
	104,903,252	16,245,218	18,564,747	36,512,531

	2002		2001	
	Trade	Non-Trade	Trade	Non-Trade
PAYABLES				
Shareholders				
Anadolu Endüstri Holding	373,492	-	172,937	-
Other	-	30,670	-	33,118
Participations				
Efes Breweries International B.V. (Efes Breweries)	409	-	-	-
Tarbes Tarım Ürünleri ve Besicilik San. Tic. A.Ş. (Tarbes)	3,277	-	560	-
Other Group Companies				
Anadolu Honda Otomobilcilik A.Ş. (Anadolu Honda) (3) (4)	-	-	2,306	-
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (Anadolu Isuzu) (3)	-	-	2,901,129	-
Çelik Motor Ticaret A.Ş. (Çelik Motor) (3)	20,810		41,640	-
Anpa Anadolu Pazarlama Güç Ürünleri Sanayi ve Ticaret A.Ş	-		294	-
Adel Kalemcilik Ticaret ve Sanayi A.Ş.	-		1,877	-
Honda Anadolu Motorsiklet Üretim ve Pazarlama A.Ş. (3) (4)			39,655	
Efestur Turizm İşletmeleri A.Ş. (Efestur)	2,669	-	2,617	-
Anadolu Endüstriyel Motor Sanayi A.Ş. (3)	-	-	22,144	-
Polinas Plastik Sanayi ve Ticaret A.Ş. (Polinas Plastik) (3)	16	-	2,182,802	-
AEH und Co. Kg. (AEH Münih)	-	-	103,369	-
	400,673	30,670	5,471,330	33,118

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

(1) Interest rates for the non-trade receivables of the Company are determined by the current market rates.
(2) Balances include TL and foreign currency deposits of the Company in Alternatifbank as of December31, 2002 and 2001.
(3) The payables represent intermediary export payables .
(4) Indirect management relationships with these companies are terminated as of April 2002.

11- **Evaluation, compilation and depreciation policies for inventories and other balance sheet items; changes in these and other accounting policies and their monetary effects; developments that may affect going concern and periodicity assumptions and reasons for these developments :** The Company maintains its books of account and prepares its statutory financial statements in accordance with the general communiqué on accounting system applications issued by the Ministry of Finance, Turkish commercial practice and tax legislation and the principles and rules set forth in the communiqués and the related explanations of the CMB (from hereon to be referred to as generally accepted accounting principles issued by CMB).

a) Marketable Securities:

As of December 31, 2002 and 2001, the (A) type investment fund included in other marketable securities in the accompanying financial statements is valued with the purchase price declared on the balance sheet date.

As of December 31, 2001, treasury bills and government bonds under repurchase agreements which are included in Public Sector Bonds and Debt Securities in the accompanying financial statements are valued at acquisition cost. The difference between the costs and the increase in the value of the marketable securities at the balance sheet date are included in the other operating income and marketable securities in the accompanying financials statements.

b) Discounts of Receivables and Payables:

According to the generally accepted accounting principles announced by the CMB, trade notes receivables and payables, post dated cheques, and trade receivables and payables with due dates exceeding three months, if any, are subject to discounting.

c) Deferred VAT:

As of December 31, 2002, the deferred value added tax payable and excise tax payable arising from export sales and amounting to TL8,995,911 (December 31, 2001- TL6,672,406) is included in assets as long-term trade receivables and in liabilities as other long-term payables; the deferred value added tax receivable arising from export purchases and amounting to TL3,612,530 (December 31, 2001- TL3,124,324) is included in assets as other non-current assets and in liabilities as long-term trade payables in the accompanying financial statements.

d) Inventory:

The physical inventory counts are made at year ends. The inventories are carried at the lower of acquisition cost or net realizable value. The costing system used is the process costing system, and the inventory costing method is moving weighted average for all inventory items.

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

e) **Financial Non-Current Assets:**

Financial non-current assets are stated at acquisition cost plus nominal values of bonus shares obtained through internally funded capital increases of related parties. In prior periods, when the share capital increase of the participation or the subsidiary was realized from the revaluation fund or internally funded sources including extraordinary reserves, the Company recorded the nominal values of the shares obtained as revaluation fund from participations under the shareholders equity and when the share capital increase of the participations was realized through distribution of the previous year income as bonus shares, the nominal values of the shares obtained were recorded as income. However, during 2002, the Company has started to apply another method that is also accepted in the generally accepted accounting principles published by the CMB; and according to this method, the nominal values of the free shares derived from extraordinary reserves (TL54,690) and the funds that have been accumulated as the result of the sale of immovable assets and participation shares (TL14,854,029) were recognized as income; and the nominal values of free shares derived from resources other than those mentioned above, are added to revaluation surplus from participations under the shareholders' equity. The effect of the this change in the accounting policy on the income statement for the period of January 1- December 31, 2002 was an increase in the net income amounting to TL14,908,719 (Note 27).

f) **Tangible Fixed Assets:**

The acquisition costs and the accumulated depreciation of the tangible fixed assets subject to depreciation are revalued according to the article number 298 of Tax Legislation.

As of December 31, 2002 the revaluation percentage applied is 59% (December 31, 2001 – 53.2%).

Foreign exchange gains and losses related to loans used for purchase of machinery and equipment and construction of tangible fixed assets, and those accumulated until these tangible fixed assets are capitalized, should be capitalized as a part of such assets.

Tangible non-current assets, excluding the buildings, are depreciated over revalued costs by using the straight-line and the double-declining methods based on the economic useful lives given below:

Building	25-50 years
Land improvements	20-25 years
Machinery and Equipment	5 years
Motor Vehicles	5 years
Furniture and Fixture	5 years
Leasehold Improvements	5 years

g) **Reserve for Employee Termination Benefit:**

In accordance with existing social legislation, the Company is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. As of December 31, 2002 such payments are limited to a maximum of TL1,260.15 (December 31, 2001 – TL978.02) per year of employment. As of December 31, 2002 and 2001 the retirement pay liability of the Company is TL11,983,179 and TL9,170,161 respectively, as reflected in the accompanying financial statements.

h) **Other Deductions Related with Sales:**

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

Within the scope of the Excise Tax Law which came to effect by being promulgated in the Official Gazette dated June 12, 2002 and numbered 24783, it has been decided that various taxes such as Pasture Fund, Civil Defense Support Fund, Education Sports and Health Services Tax, Additional Tax and Corporate Share paid over the first domestic deliveries of the alcoholic beverage producers, including the Company, are to be replaced by one single tax at a rate of 48.7% , effective from August 1, 2002. These taxes and funds that are paid over sales such as Excise Tax, Pasture Fund, Civil Defense Support Fund, Education Sports and Health Services Tax, Additional Tax and Corporate Share are included in the other sales deductions line in the income statement.

i) **Foreign Currency Transactions:**

Transactions in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. The Company uses the foreign currency buying rates of Central Bank of Turkey prevailing at the date of the financial statements in valuing its foreign currency denominated assets, the effective buying rates of Central Bank of Turkey in valuing foreign currency in banks and effectives in cash, and the foreign currency selling rates of Central Bank of Turkey in valuing its foreign currency denominated liabilities. The exchange gains and losses resulting from transactions in foreign currencies and conversion of balance sheet items into Turkish lira are included in the income statements.

j) **Other Balance Sheet Items:**

Other balance sheet items are principally reflected at their recorded values.

12- Subsequent events as of the balance sheet date that has to be disclosed due to the 1st attachment of the communique :

a) The retirement pay ceiling has been increased to TL1,324 per each employment year , effective from January 1, 2003.

b) The Excise Tax rate has been increased to 63.3% from 48.7% as of January 8, 2003.

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

13- **Contingent losses and gains that have to be disclosed due to the 2nd attachment of the communiqué (the contents of the legal conflicts which might affect the period results and create liabilities for the company are mentioned in this part) :**

a) The Company has investment incentive certificates taken from Undersecretary of Treasury and related to these certificates the Company, among others, has the following rights:

	Beginning / Ending	Number	Investment Allowance Percentage (%)	Customs Exemption Percentage (%)	Approved Amount of Investment Expenditure	Actual Amount of Investment Expenditure
a)	24.01.2001					
	24.01.2004	65696	40	100	3,882,704	1,439,759
b)	22.03.2001					
	31.12.2003	65861	40	-	3,162,700	1,223,028
c)	12.04.2000					
	31.12.2002	62518	100	100	5,130,080	5,006,240
d)	06.07.2000					
	05.07.2003	63800	100	-	5,744,110	445,187
e)	19.06.2000					
	31.12.2002	63696	100	-	202,760	212,853
f)	10.11.2000					
	10.11.2003	64981	100	100	2,459,404	784,891
g)	06.08.2001					
	31.12.2003	66608	60	100	1,475,372	247,817
h)	15.12.1997					
	31.12.2002	53801/A	100	100	13,749,312	2,473,654
I)	05.04.2002					
	05.04.2005	67787	60	100	2,025,184	213,402

a) Two domestic processing permits are obtained from Undersecretary of Foreign Trade. With the certificate numbered 811 dated March 25,1999, the Company has an export commitment amounting to USD27,686,500 and as of December 31, 2001, the Company has applied to close the related certificate.

The Company is entitled to benefit from its rights arising from investment allowances as long as regulatory requirements are fulfilled.

c) The Company has an export commitment of USD5,198,663 as of December 31, 2002 (December 31, 2001 – USD10,915,000) arising from the export credits used by the Company. As of December 31, 2002, the Company has fulfilled USD2,744,971 (December 31, 2001-USD3,486,201) of this commitment.

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

d) In relation with the intermediary exports realized in 1998 by the Company and Ege Biracilik ve Malt Sanayii A.Ş. and Güney Biracilik ve Malt Sanayii A.Ş. that the Company has merged in 2000 through takeover, there are ongoing Value Added Tax (VAT) disputes and foreign exchange lawsuits filed within the scope of the foreign exchange legislation. The Company, in accordance with the prudence principle, has provided a reserve for its potential liability within this scope as TL 26,177,900 (Note 22) and reflected the related amount in "Allowance for Other Liabilities and Expenses - Current" account in the balance sheet dated December 31, 2002 (2001 – TL 8,215,783) and reflected the related provision amount in "Other Extraordinary Expenses and Losses" account in the statement of income for the period ended December 31, 2002. For the VAT inspections in question, the Company has submitted a mortgage amounting to TL 11,144,177 as guarantee.

14- **Changes in accounting estimates that have a material effect on gross profit percentages and their monetary effects :** There are no changes in accounting estimates between the periods.

15- **Mortgages and guarantees on assets :** As of December 31, 2002 and 2001, the total amounts of mortgages on assets are TL 11,144,177 and TL 11,186,784, respectively (Note 13d to Balance Sheet).

16- **Insurance coverage on assets:** Insurance coverage for inventories and tangible non-current assets in the assets as of December 31, 2002 is TL 625,307,115 (2001 – TL 575,296,584).

17- **Mortgages and other guarantees obtained for receivables:** As of December 31, 2002 the total amount of mortgages and other guarantees obtained for receivables is TL 8,157,798. (2001 –TL 6,377,725).

18- **Off-balance sheet commitments :**

a) As of December 31, 2002, the commitments that are not included in the liabilities, amounting to TL 3,552,954 (December 31, 2001 – TL 2,187,614) consists of letter of guarantees and surety given to banks, suppliers and customs offices and the shares given as collateral.

b) In relation with financing of a new brewery plant constructed in Almaty by Efes Karaganda Brewery ISC (Efes Karaganda), the related company has obtained a loan from EBRD and the Company has committed to support the completion of the related project together with Efes Breweries (a subsidiary). The commitment in question is not related with reimbursement of related loan, but only completion of the related project. The upper limit for the commitment is USD 10 million .

19- **Blocked deposits in banks:** As of December 31, 2002, the amount of blocked deposits in banks is TL 27 (December 31, 2001 – TL27).

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

20- **Market value of marketable securities and long-term financial assets that are carried at cost in balance sheet and cost of marketable securities and long-term financial assets that are carried at market value in balance sheet :** As of December 31, 2002 and 2001 with respect to the participations included in the long-term financial assets in the accompanying balance sheets which are also publicly traded on the Istanbul Stock Exchange (ISE), the carrying book value of such participations as reflected in the accompanying balance sheets as of December 31, 2002 and 2001 and their market values which have been determined according to the average of the weighted average prices in the last five working days prior to the balance sheets date are as follows:

December 31, 2002

Participation	Book Value	Number of Shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank A.Ş. (Alternatifbank)	16,078,710	14,907,450,000	470	7,006,502
Efes Sinai	15,639,233	13,849,752,707	1,876	25,982,136
Total	31,717,943			32,988,638

December 31, 2001

Participation	Book Value	Number of Shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank	16,078,710	14,907,450,000	624	9,302,249
Efes Sinai	15,639,233	13,849,752,707	3,009	41,673,906
Total	31,717,943			50,976,155

21- **Description and amount of marketable securities, issued by the shareholders, participations and subsidiaries of the Company that are included in the marketable securities and non-current marketable securities accounts :** Marketable securities includes Anadolu Group (A) type Investment Fund Certificates issued by the Company's participation Alternatifbank amounting to TL 291,130 as of December 31, 2002 (December 31, 2001 - TL 291,130) with the nominal value of TL 100,000 (full).

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

22- **Description and amount of balance sheet items stated as "others" that exceed 20% of their group total where its included or 5% of total assets in the financial statements :**

a) Other Marketable Securities:

	2002	2001
Anadolu Grubu (A) type Investment Fund	291,130	291,310

b) Other Short-term Receivables:

	2002	2001
Loan given to Efes Invest Holland B.V.	7,633,992	-
Due from Personnel	187,634	76,268
	7,821,626	76,268

c) Reserve for Other Liabilities and Expenses:

	2002	2001
Accrued Interest	4,730,433	6,084,332
Reserve for Tax and Claim Interest (Note 13(d))	26,177,900	8,215,783
Reserve for Labor Union Agreement difference	-	504,240
Accrued Water and Electricity Expense	385,124	212,179
Other	95,499	54,751
	31,388,956	15,071,285

d) Other Long-term Liabilities:

	2002	2001
Deferred VAT and Sales Taxes	8,995,911	6,672,406
	8,995,911	6,672,406

23- **Total amount of the receivables from and payables to personnel that exceed 1% of the total assets in balance sheet and included in "other receivables" and "other short-term or long-term liabilities" captions :** None.

24- **Allowances for doubtful receivables that are provided for receivables from shareholders, participations and subsidiaries :** None.

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

25- **Allowances for doubtful receivables that are due or not yet due (these amounts are showed as separate totals) :** As of December 31, 2002 and 2001 the amount of the allowances for the doubtful receivables that are due but not collected are TL 616,867 and TL 558,979 respectively. TL 444,799 and TL 389,871 of these allowances consist of 2002 and 2001 valuation of the doubtful receivable carried forward from the prior years, amounting to USD 270,825.

There is no allowance for doubtful receivables that are not yet due.

26- **Breakdown of the subsidiaries and participations with an indirect capital and management relationship with the Company; names and shareholding percentages and carrying amounts of these companies included in long-term financial assets account, their income and loss in the recent financial statements *before tax, and net income or loss, period of the financial statements, whether financial statements are* prepared/not-prepared under CMB standards, audit status of financial statements, result of audit report :**

a) Subsidiaries and Participations with an Indirect Capital and Management Relationship with the Company:

Breakdown of the subsidiaries and participations with an Indirect capital and management relationship with the Company as of December 31, 2002 is as follows:

Anadolu Efes Technical Management Consultancy N.V.
Astana CC Bottlers C.J.S.C.
Baku Coca-Cola Bottlers Ltd.
Beverages Tajikistan Ltd.
CC Kuban Bottlers A.O.
Coca-Cola Almaty Bottlers Limited Liability Partnership
Coca-Cola Bishkek Bottlers C.J.S.C.
Coca-Cola Rostov Bottlers C.J.S.C
Coca-Cola Shymkent Distribution C.J.S.C.
Efes Holland Technical Management Consultancy B.V.
Efes Invest Holland BV
Efes Karaganda
Efes Productie S.R.L
Efes Romania Industrie Si Comert S.A.
Efes Ukraine Brewery
Euro-Asian Brauerein Holding GMBH
Efes Sınai Istanbul Tuzla – Free Trade Zone
O.A.O Knyaz Rurik Moscow Maltery
Tonus Joint Stock Company
Turkmenistan Coca-Cola Bottlers Ltd.
Moscow-Efes
Z.A.O Maltery Mutena

urrency -- Millions of Turkish Lira, unless otherwise indicated)

Subsidiaries, Participations and Other Non-Current Financial Assets:

As of December 31, 2002 and 2001 the breakdown of subsidiaries, participations and other non-current financial assets; shareholding percentage, carrying amount and the summary of the financial statements are as follows:

	Carrying Amount	Shareholding Percentage (%)	2002 Financial Statement Data: Income /(Loss) Before Tax	Net Income/(loss)	Date of Financial Statements	Financial Statements Prepared/Not Prepared Under CMB Standards	Audit Status of Financial Statements	Result of Independent Audit Report
1. Subsidiaries								
Efes Sinai	15,639,233	51.87	879,651	879,651	30.09.2002	Prepared	Not Audited	-
Efes Pazarlama	53,323,089	99.99	(10,013,433)	(10,013,433)	31.12.2001	Not Prepared	Not Audited	-
Tarbes	2,166,361	99.75	(134,256)	(134,256)	31.12.2001	Not Prepared	Not Audited	-
Efes Breweries	55,705,582	86.96	USD 10,674,000	USD 8,889,000	30.06.2002	Not Prepared	Audited (*)	Unqualified
Cypex Co.Ltd. (Cypex)	328,500	90.00	52,659	31,113	31.12.2001	Not Prepared	Audited	Unqualified
	127,162,765							
2. Participation								
Coca Cola İçecek A.Ş. (eski ünvanıyla Coca Cola İçecek Üretim A.Ş.) (Coca Cola İçecek)	86,341,805	33.33	694,737	464,855	31.12.2001	Not Prepared	Not Audited	-
	86,341,805							
3. Other Financial Non-current Assets								
Alternatifbank	16,078,710	9.32	(17,123,000)	39,664,000	30.09.2002	Prepared	Not Audited	-
Tur-kecom Teknoloji Hizmetleri A.Ş.	340,938	8.46	(2,177,365)	(2,177,365)	31.12.2001	Not Prepared	Not Audited	-
Teknopark A.Ş.	12,000	6.00	3,657	2,358	31.12.2001	Not Prepared	Not Audited	-
Interbrew Efes	381	0.01	USD 3,985,000	USD 4,649,000	30.06.2002	Not Prepared	Audited (*)	Unqualified
Coca Cola Satış ve Dağıtım A.Ş.	85	0.01	234,368	6,282	31.12.2001	Not Prepared	Not Audited	-
	16,432,114							
Total	229,936,684							

OTES TO THE BALANCE SHEETS
S OF DECEMBER 31, 2002 AND 2001 (Continued)
;urrency -- Millions of Turkish Lira, unless otherwise indicated)

					2001			
					Financial Statement Data			
	Carrying Amount	Shareholding Percentage (%)	Income /(Loss) Before Tax	Net Income/(loss)	Date of Financial Statements	Financial Statements Prepared/Not Prepared Under CMB Standards	Audit Status of Financial Statements	Result of Independent Audit Report
1. Subsidiaries								
Efes Sınai	15,639,233	51.87	(1,732,279)	(1,732,279)	30.09.2001	Prepared	Not Audited	-
Efes Pazarlama	38,376,784	99.99	773,337	554,521	31.12.2000	Not Prepared	Not Audited	-
Tarbes	1,140,965	99.75	107,212	54,284	31.12.2000	Not Prepared	Not Audited	-
Efes Breweries	39,599,195	99.88	USD 2,602,000	USD 10,718,000	30.06.2001	Not Prepared	Audited (*)	Unqualified
Cypex Co.Ltd. (Cypex)	148,358	90.00	139,518	88,009	31.12.2000	Not Prepared	Not Audited	-
	94,904,535							
2. Participation								
Coca Cola İçecek	21,752,763	33.33	2,426,840	1,932,296	31.12.2000	Not Prepared	Not Audited	-
Coca Cola Satış ve Dağıtım A.Ş.	4,402,453	33.31	2,209,282	1,418,688	31.12.2000	Not Prepared	Not Audited	-
Alternatifbank	16,078,710	14.91	3,471,000	3,471,000	30.09.2001	Prepared	Not Audited	-
	42,233,926							
3. Other Financial Non-current Assets								
Teknopark A.Ş.	9,750	6.00	17,952	12,028	31.12.2000	Prepared	Not Audited	-
Interbrew Efes	381	0.01	USD 2,571,000	USD 8,123,000	30.06.2001	Not Prepared	Audited (*)	Unqualified
Tur-kecom Teknoloji Hizmetleri A.Ş.	256,021	8.46	(2,177,365)	(2,177,365)	31.12.2001	Not Prepared	Not Audited	-
	266,152							
Total	137,404,613							

(*) *Reviewed in accordance with International Financial Reporting Standards.*

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

Tarbes, one of the shareholders of Efes Breweries, did not use its pre-emptive right arising from the capital increase realized in January 2002 and transferred its right to the Company.The capital of Efes Breweries, which is EURO103,920,200, has been increased to EURO119,510,300 in cash during the first stage; and during this capital increase, the pre-emptive rights were not exercised by the Company, and an agreement ("Share Subscription and Share Retention Agreement") was concluded among the parties for the allocation of the increased capital to international institutional investors. Following the capital increase in cash realized during the initial stage, the international institutional investors, under the leadership of the Southeast Europe Equity Fund, which is managed by Soros Private Funds Management, have owned 13.04% of the total shares of Efes Breweries. The international institutional investors, include Emerging Markets Management, European Bank of Reconstruction and Development (EBRD), Templeton Strategic Emerging Markets Fund, which is under the management of Franklin Templeton Investment, Keough Partners and Stichting A-Star Management Group. The international institutional investors have been granted a call option of 2% and if this call option is exercised by the investor, a capital increase operation will be realized in Efes Breweries , during which the pre-emptive rights of the Company will be restricted.

Through resolution of Board of Directors in their meeting dated May 29, 2002, the Company has decided to purchase 750.000 shares of Efes Pazarlama from its other subsidiary Tarbes for a value of TL10,500. Consequent to this transaction, shareholding percentage of the Company has been increased to 99.997% from 99.992%.

Alternatifbank, a participation of the Company, performed a cash increase in its share capital from TL100,000,000 to TL160,000,000. The Company decided not to use its pre-emptive right for its share of the increased amount at the Board of Directors Meeting held on June 5, 2002, as a result the shareholding percentage of the Company in Alternatifbank has been decreased to 9.32% . Therefore, the carrying value of Alternatifbank amounting to TL16,078,710 included in participations on December 31, 2001 is presented under other non-current financial assets as of December 31, 2002 in the accompanying financial statements.

At the Board of Directors meeting of Alternatifbank on November 28, 2002, (participation of the Company), it was resolved to perform an increase in its share capital from TL160,000,000 to TL200,000,000; TL32,000,000 of which will be in cash. The Company decided not to use its pre-emptive right for its share of the increased amount at the Board of Directors Meeting held on January 27, 2003. Consequent to the approval of the capital increase, the shareholding percentage of the Company in Alternatifbank will be decreased to 7.45%.

In December 2002, the Company, sold 555,925,211 shares of one of its participations, Coca Cola Dağıtım, for a value of TL28,908,111 to Coca Cola İçecek, another participation of the Company. Consequent to this transaction, the shareholding percentage of the Company in Coca Cola Dağıtım has decreased to 0.005%. In relation to this sales process, the Company has implemented cost increment fund policy as explained in Article 38 of Income Tax Legislation. According to this policy, the fund of TL24,505,743 arising from the increase in the cost is included in "cost increment fund" under shareholders' equity caption in the accompanying financial statements. The Company has used TL 28,908,111 of the gain obtained from the sales in the share capital increase of Coca Cola İçecek. Therefore, together with the bonus shares of TL35,658,764 obtained from Coca Cola İçecek as disclosed in note 27 and the cash increase amounting to TL22,167 , the Company has increased its participation in Coca Cola İçecek by TL64,589,042 in year 2002.

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

27- **Bonus shares obtained from the participations and subsidiaries due to capital increases by internal sources :** The summary of the bonus shares obtained from the capital increases rendered from internal sources of participations and subsidiaries in the period January 1 – December 31, 2002 and 2001 is as follows:

	2002	2001
Bonus shares obtained from Alternatifbank	-	4,626,450
Bonus shares obtained from Cypex	180,142	57,008
Bonus shares obtained from Efes Pazarlama	14,935,805	-
Bonus shares obtained from Tarbes	1,025,398	-
Bonus shares obtained from Coca Cola İçecek A.Ş.	35,658,764	
	51,800,109	4,683,458

The Company has recorded the bonus shares of Efes Pazarlama, Cypex and Tarbes which are funded from the general reserves and the bonus shares of Efes Pazarlama and Tarbes which are funded from the gain on sale of participation, in total amounting to TL 14,922,441 as dividend income from the subsidiaries in the income statement for the accounting period January 1 – December 31, 2002.The remaining bonus shares amounting to TL 36,877,668 has been included in the "revaluation surplus from participations" account.

In 2001, Alternatifbank and Cypex distributed their profits of year 2000 as bonus shares. The Company has recorded these bonus shares of TL 2,307,823 as income in the accounting period January 1 – December 31, 2001 and recorded remaining bonus shares amounting to TL 2,375,635 in the "revaluation surplus from participations" account.

28- **Real rights on the tangible assets and their amounts:** None.

29- **Revaluation amounts on non-current assets made in the last three years :** Revaluation increases in the cost and accumulated depreciation of non-current assets as of December 31, 2002 and 2001, and for the preceding 3 years are as follows:

	December 31, 2000 (%56)	December 31, 2001 (%53.2)	December 31, 2002 (%59)
Increase in carrying amount	28,041,605	44,526,875	79,207,415
Increase in accumulated depreciation	(10,453,566)	(18,185,542)	(37,249,167)
Revaluation fund	17,588,039	26,341,333	41,958,248

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

30- **The foreign currency denominated assets and liabilities with exchange rate exposure and their translation rates :** As of December 31, 2002 and 2001 foreign currency denominated assets and liabilities are as follows:

		2002			2001	
		Foreign Currency	TL Equivalent		Foreign Curreсncy	TL Equivalent
Assets:						
a) Banks	USD	2,593,799	4,236,600	USD	945,377	1,359,980
	GBP	-	-	GBP	34,016	70,754
	EUR	558,408	950,569	EUR	278,117	352,685
			5,187,169			1,783,419
b) Customers (*)	USD	860,298	1,406,158	USD	4,701,502	6,768,127
	DEM	-	-	DEM	798,318	517,611
	GBP	167,161	437,775	GBP	271,058	564,206
	EUR	931,116	1,586,134	EUR	2,888,822	3,663,358
			3,430,067			11,513,302
c) Receivables from shareholders	USD	4,500,000	7,355,255	USD	9,250,000	13,315,995
d) Receivables from subsidiares (short and long term)	USD	500,000	817,251	USD	4,500,000	6,478,052
e) Other short term receivables	USD	4,670,533	7,633,991		-	-
Liabilities:						
a)Short term bank borrowings	USD	5,000,000	8,211,920	USD	6,000,000	8,679,060
	EUR	-	-	EUR	4,300,000	5,479,193
			8,211,920			14,158,253
b)Current portion and interest of long-term bank borrowings	USD	83,500,000	137,139,064	USD	72,500,000	104,871,975
	EUR	2,000,000	3,423,386	EUR	22,350,000	28,479,063
			140,562,450			133,351,038
c) Suppliers	USD	-	-	USD	2,020,292	2,922,373
	DEM	-	-	DEM	158,663	103,369
	EUR	601,189	1,029,050	EUR	27,036	34,450
	NLG	-	-	NLG	21,601	12,490
	GBP	-	-	GBP	16,449	34,418
			1,029,050			3,107,100
d) Long-term bank borrowings	USD	13,270,825	21,795,791	USD	3,270,825	4,731,281
	EUR	-	-	EUR	2,000,000	2,548,462
			21,795,791			7,279,743
e) Other accrued expenses and liabilities	USD	2,710,852	4,452,259	USD	2,952,035	4,270,148
	EUR	174,028	297,882	EUR	1,421,188	1,810,922
			4,750,141			6,081,070

(*) As of December 31, 2002, receivables of the Company which is USD 324,272 is valued at exchange rate at the end of periods determined for related countries, and corresponds to TL113,029 in the accompanying financial statements, since these amounts that cannot be collected within the period for

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

bringing the export gains into the country are credited to the Price Stabilization Support Fund in accordance with the Exchange Legislation. The figures in question are not listed in the table above.

31- **Amounts of the guarantees, commitments, collaterals, advances and types of securities given on behalf of the shareholders and related parties :** For the explanation of guarantees, commitments, collaterals and advances given on behalf of the shareholders, participations and subsidiaries as of December 31, 2002 and 2001, please refer to the Note 18 to balance sheet.

32- **Average number of personnel by categories during the period:** The average number of working personnel during the periods ended December 31, 2002 and 2001 are as follows:

	2002	2001
Salaried	383	389
Waged	767	792
	1,150	1,181

33- **Other issues that have a significant effect on the financial statements or are required for clarity, interpretation and understanding of the financial statements :**

a) As of December 31, 2002, "Revaluation Surplus from Tangible Non-Current Assets" and "Revaluation Surplus from Participations" accounts in Shareholders' Equity include TL 90,890,241 and TL 7,367,995 respectively (2001 – TL 49,502,114 and TL 7,201,574 respectively), that can not be added to share capital according to tax legislation.

b) "Intermediary export" revenue amounting to TL 4,423,297 (2001 – TL 13,459,317) is included in net sales of the income statement for the period between January 1- December 31, 2002. TL 4,417,211 (2001 – TL 13,459,317) related with these exports, is included in the cost of sales. There is selling and distributing expenses incurred in 2002 related with these exports amounting to TL 6,086 (2001 – None).

c) The Statements of Funds Flow, Cash Flows, Cost of Sales, and Profit Appropriation prepared by the Company are disclosed in Appendix-1, Appendix-2, Appendix-3, Appendix-4, respectively.

(34) **Additional note for convenience translation to English:** The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Financial Reporting Standards ("IFRS"), as published by the IASB and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of IAS 29 (Financial Reporting in Hyperinflationary Economies), the non-application of IAS 27 the non-application of IAS 39 (Financial Instruments – Recognition and Measurement). The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IFRS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IFRS.

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. **AEFES**

DETAILED STATEMENT OF INCOME (Millions of Turkish lira)		*Independent* Audited 31.12.2002	Audited 31.12.2001
A.	Gross Sales	443,780,465	338,063,706
	1. Domestic Sales	412,521,638	304,057,813
			15,076,326
	3. Other Sales	11,812,144	18,929,567
B.	Sales Deductions (-)	(138,723,953)	(101,186,697)
	1. Sales Returns (-)	(96,315)	(58,613)
	2. Sales Discounts (-)	(342,024)	(314,154)
	3. Other Deductions (-)	(138,285,614)	(100,813,930)
C.	Net Sales	305,056,512	236,877,009
D.	Cost of Sales (-)	(164,432,406)	(125,498,247)
	GROSS PROFIT / (LOSS)	140,624,106	111,378,762
E.	Operating Expenses (-)	(59,877,533)	(44,623,915)
	1. Research and Development Expenses (-)	(369,161)	(200,732)
	2. Marketing, Selling and Distribution Expenses (-)	(26,596,117)	(19,168,561)
	3. General and Administrative Expenses (-)	(32,912,255)	(25,254,622)
	OPERATING PROFIT / (LOSS)	80,746,573	66,754,847
F.	Income and Gains from Other Operations	33,141,851	51,261,169
	1. Dividend Income from Participations	-	4,318,527
	2. Dividend Income from Subsidiaries	14,936,392	79,208
	3. Interest and Other Dividend Income	7,976,872	13,953,067
	4. Other Operating Income and Gains	10,228,587	32,910,367
G.	Expenses and Losses from Other Operations (-)	(8,740,753)	(12,570,729)
H.	Financial Expenses (-)	(39,734,208)	(109,612,074)
	1. Short-term Borrowing Expenses (-)	(30,973,819)	(60,897,552)
	2. Long-term Borrowing Expenses (-)	(8,760,389)	(48,714,522)
	OPERATING PROFIT / (LOSS)	65,413,463	(4,166,787)
I.	Extraordinary Income and Gains	1,350,765	708,534
	1. Reserves No Longer Required	292,832	92,011
	2. Prior Period Income and Gains	1,511	-
	3. Other Extraordinary Income and Gains	1,056,422	616,523
J.	Extraordinary Expenses and Losses (-)	(21,107,743)	(10,587,861)
	1. Idle Time Capacity Expenses and Losses (-)	(2,980,269)	(2,153,884)
	2. Prior Period Expenses and Losses(-)	(2,523)	(2,805)
	3. Other Extraordinary Expenses and Losses (-)	(18,124,951)	(8,431,172)
	INCOME / (LOSS) FOR THE PERIOD	45,656,485	(14,046,114)
K.	Taxes and Other Legal Obligations to be Paid (-)	(19,618,387)	(99,543)
	NET INCOME / (LOSS) FOR THE PERIOD	26,038,098	(14,145,657)

The accompanying notes are an integral part of these statements of income.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

NOTES TO THE STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(Currency -- Millions of Turkish Lira, unless otherwise indicated)

1- **All depreciation and amortization expenses for the current period:** The details of depreciation and amortization charges which are recorded in cost of production, operating expenses and idle time capacity expenses for the years ended December 31, 2002 and 2001 are as follows:

	2002		2001	
a) Depreciation charges		31,550,986		19,358,565
i) Normal depreciation charge	18,126,587		12,441,408	
ii) Depreciation charge resulting from revaluation	13,424,399		6,917,157	
b) Amortization charges		82,284		99,411
		31,633,270		19,457,976

2- **Discount and provision expenses for the current period :** The details of provisions and net discount expenses which are included in operating expenses, income and profit from other operations, expenses and losses from other operations and financial expenses for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Provision for retirement pay	2,813,018	3,414,595
Discount expenses	366,207	756,340
Interest expense accruals on loans	4,730,433	6,084,332
Provision for tax and claim interest charges	17,962,117	8,215,783
Provision for labor union contract difference	-	504,240
Expense Accruals	480,623	266,930
Provision for doubtful receivables	6,210	10,675
	26,358,608	19,252,895

3- **Financial expenses for the current period:** The details of the financial expenses are as follows:

	2002	2001
Included in the carrying value of tangible non-current assets	-	-
Directly expensed	39,734,208	109,612,074
	39,734,208	109,612,074

4- **Financial expenses charged by shareholders, subsidiaries and participations (those exceeding 20% of the total to be shown separately) :** None.

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

5- **Sales / purchases made to/ from shareholders, subsidiaries and participations (those exceeding 20% of the total to be shown separately) :**The details of sales/purchases made to/from shareholders, subsidiaries and participations as of the periods ended December 31, 2002 and 2001 are as follows:

a) Sales:

	2002	2001
Subsidiaries		
Efes Pazarlama	415,724,751	305,989,021
Tarbes	847	-
	415,725,598	305,989,021

b) Purchases of Raw Materials and Services (cost of production and operating expenses) :

	2002	2001
Shareholders		
Anadolu Endüstri Holding	5,766,132	3,921,684
	5,766,132	3,921,684
Subsidiaries		
Tarbes	4,872,353	3,539,555
Efes Pazarlama	505,698	3,578,275
	5,378,051	7,117,830
Other Related Parties		
Oyex	2,098,082	690,881
Efes Tur	109,957	65,361
Anadolu Honda	627	228,863
AEH Münih	3,063,751	2,680,384
Anadolu Isuzu	88,581	4,178,997
Polinas Plastik	-	2,181,148
Honda Anadolu Motosiklet Üretim ve Pazarlama A.Ş.	217,330	-
Anadolu Motor Üretim ve Pazarlama A.Ş. (Anadolu Motor)	1,141,873	805,133
Çelik Motor	33,685	1,220,596
	6,753,886	12,051,363

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

6- **Interest, rent and others paid to and received from shareholders, subsidiaries and participations (those exceeding 20% of the total to be shown separately) :** For the periods ended December 31, 2002 and 2001, interest, rents and others paid to and received from shareholders, subsidiaries and participations are as follows:

a) Rent Income (included in income and gain from other operations):

	2002	2001
Efes Sınai	-	220
Anadolu Endüstri Holding	5,372	5,545
Alternatifbank	48,000	41,218
Efes Pazarlama	415,758	282,228
Tarbes	5,124	2,160
	474,254	331,371

b) Foreign currency gains, interest and service income(included in income and gain from other operations):

	2002	2001
Anadolu Endüstri Holding	3,535,077	6,062,659
Alternatifbank (*)	6,545,451	16,961,728
Efes Invest Holland B.V. (Efes Invest)	2,137,240	-
Efes Breweries	57,003	-
Efes Romania Industrie Si Comert S.A. (Efes Romania)	43,352	-
Tarbes	220	143,027
Interbrew Efes	32,377	111,241
Efes Sınai	276,499	2,326,516
Anadolu Isuzu	206,658	-
Moscow Efes	153,858	-
Efes Pazarlama	215,054	447,885
Other	17,635	-
	13,220,424	26,053,056

c) Dividend income from participations:

	2002	2001
Coca Cola İçecek A.Ş.	-	1,340,342
Coca Cola Satış Dağıtım A.Ş.	-	709,970
Alternatifbank	-	2,268,215
	-	4,318,527

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

d) Dividend income from subsidiaries:

	2002	2001
Efes Pazarlama (**)	14,589,609	-
Tarbes (**)	319,110	-
Cypex	27,672	79,208
	14,936,391	79,208

e) Rent expense:

	2002	2001
Efes Pazarlama	18,210	27,111
Efes Sınai	1,180	880
Çelik Motor	163,800	183,399
	183,190	211,390

f) Interest and service expenses:

	2002	2001
Anadolu Endüstri Holding	28,810	-
Alternatifbank	709	-
Anadolu Motor	595	-
Çelik Motor	11,001	-
	41,115	-

g) Foreign exchange losses:

	2002	2001
Anadolu Endüstri Holding	1,373,821	826,711
Alternatifbank (***)	2,039,304	2,119,185
Efes Sınai	123,551	31,992
Efes Pazarlama	197,342	25,860
Efes Breweries	57,013	823,419
Moscow Efes	309,177	-
Efes Invest	283,642	-
Anadolu Motor	206,825	-
Efes Romania	39,699	-
Other	80,730	
	4,711,104	3,827,167

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

(*) *The related amount includes income from time deposits, the valuation of the foreign currency accounts and income from reverse repurchase agreements.*
(**) *Refer to balance sheet note 11e) for the nature of these balances.*
(***) *Foreign currency expenses related with the valuation of the foreign currency deposits.*

Furthermore, the Company has made a donation of TL 1,250,000 to Anadolu Eğitim ve Sosyal Yardımlaşma Vakfı, a related foundation, in compliance with the Articles of Incorporation. This amount is included in "expenses and losses from other operations" in the accompanying statement of income.

7- **Salaries and benefits provided to board of directors, general manager, deputy general manager and other members of top management :** For the periods ended December 31, 2002 and 2001 total salaries and benefits provided to members of the board of directors, the general manager and managers are TL 1,199,179 and TL 928,008 , respectively.

8- **Depreciation methods and the effect of changes in depreciation methods as increase (+) or decrease (-) in current year depreciation expense :** Both straight-line and double declining methods are applied as the depreciation method. There is no change in the depreciation method applied between the periods.

9- **Inventory costing systems and methods:** The costing system used is the process costing system, and the inventory costing method is moving weighted average for all inventory items (except advances given). Advances given are carried at book value.

10- **Reasons for not performing full or partial physical inventory count, if any:** As of December 31, 2002 and 2001, physical inventory count has been performed (except work-in-process inventory). Physical work-in-process inventory count has not been performed since the work-in-process beer would be damaged if the tanks were opened.

11- **Separate totals of sales of goods, scrap, by products and service sales included in domestic sales and export sales that exceed 20% of gross sales:** For the periods ended December 31, 2002 TL431,968,322 (2001-TL319,134,139) of the gross sales comprises sales of goods which amounts to approximately 97% (2001-94%) of the gross sales.

12- **Sales incentives and subventions of the Company, if any :** None.

13- **Explanatory note about prior period income/ gains and expenses/losses:** For the periods ended December 31, 2002, the prior period income/gains and expenses/losses are TL1,511 (December 31, 2001 – TL0) and TL2,523 (December 31, 2001 – TL2,805) respectively.

14- **The amounts and percentages of net income per share and dividend per share separately for ordinary and privileged shares (in full TL) :** Earning per each share with nominal value of TL1,000 is TL519.02 (Dividends per share – 51.9%) for the period ended December 31, 2002.

Since the Company realized loss for the period ended December 31, 2001, the Company has no earning/dividend per share ratio.

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

15- **The changes in the production quantities of goods and services that are realized in the period by the company, for each main production group separately:** The quantities of production that the Company has performed for the periods ended December 31, 2002 and 2001 are as follows:

		2002	2001	Change (%)
Beer	(Liter)	597,007,496	568,349,382	5
Malt	(Tons)	82,129	81,921	0

16- **The changes in the sales quantities of goods and services that are realized in the period by the company, for each main sales group separately:** The quantities of the sales that the Company has performed for the periods ended December 31, 2002 and 2001 are as follows:

		2002	2001	Change (%)
Beer	(Liter)	597,267,131	569,857,034	5
Malt	(Tons)	3,266	4,387	(26)

17- **Details of the accounts included in the income statement that exceed 20% of their account groups:**

i) Other Deductions:

	2002	2001
Additional Tax	25,435,712	33,085,706
Civil Defense Support Fund	18,440,814	23,986,937
Education Sports and Health Services Tax	30,601,961	39,686,666
Pasture Fund	4,630,276	4,054,621
Corporate Share	769,517	-
Excise Tax	58,407,334	-
	138,285,614	100,813,930

ii) Other Operating Income and Gains:

	2002	2001
Foreign exchange gains	8,426,939	24,157,235
Gain from government bonds and treasury bills	9,100	7,160,742
Prior year discount income on checks and notes receivables	915,997	159,658
Other	876,551	1,432,732
	10,228,587	32,910,367

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

iii) Other extraordinary income and gain:

	2002	2001
Income from insurance compensation	942,481	130,481
Gain on sale of tangible fixed assets	86,279	462,240
Other	27,662	23,802
	1,056,422	616,523

iv) Other extraordinary expenses and losses:

	2002	2001
Loss from sale of tangible fixed assets	68,995	95,163
Provision for tax and claim interest charges	17,962,117	8,215,783
Disallowable expenses	70,004	55,324
Other	23,835	64,902
	18,124,951	8,431,172

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish – See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

Appendix 1

STATEMENTS OF FUNDS FLOW (SOURCES - USES)

FOR THE PERIODS OF JANUARY 1 - DECEMBER 31, 2002 AND 2001

(Currency -- Millions of Turkish lira)

	December 31, 2002			December 31, 2001		
A.SOURCES			174,864,401			154,167,649
1.Sources from Operating Profit		87,540,552			22,151,068	
a.Operating Loss (-)	65,413,463			(4,166,787)		
b.Depreciation and Amortization (+)	28,647,155			17,588,562		
c.Expenses not Requiring Fund Outflow (+)	8,402,376			11,037,112		
d.Income not Providing Fund Inflows (-)	(14,922,442)			(2,307,819)		
2.Sources from Extraordinary Income and Gains		1,350,765			708,534	
a.Extraordinary Gains	1,350,765			708,534		
b.Expenses not Requiring Fund Outflow (+)	-			-		
c.Income not Providing Fund Inflows (-)	-			-		
3.Decrease in Current Assets		25,471,517			361,190	
4.Decrease in Non-Current Assets		4,708,599			3,213,749	
5.Increase in Short-term Liabilities		16,148,229			127,500,828	
6.Increase in Long-term Liabilities		14,516,048			2,553	
7.Cash Increase in Shareholders' Equity		-			-	
8.Share Premium		-			-	
9.Other Increase in Shareholders' Equity		25,128,691			229,727	
B.USES OF SOURCES			174,864,401			154,167,649
1.Uses of Sources due to Operating Loss		-			-	
a.Operating Loss	-			-		
b.Depreciation and Amortization (-)	-			-		
c.Other Expenses not Requiring Fund Outflow (-)	-			-		
d.Other Income not Providing Fund Inflows (+)	-			-		
2.Uses of Sources due to Extraordinary Losses		159,511			502,664	
a.Extraordinary Losses	21,107,743			10,587,861		
b.Expenses not Requiring Fund Outflow (-)	(20,948,232)			(10,085,197)		
c.Other Income not Providing Fund Inflows (+)	-			-		
3.Taxes and Similar Charges Paid		115,306			1,359,578	
4.Dividends Paid		-			5,496,498	
5.Increase in Current Assets		100,808,791			52,116,342	
6.Increases in Non-current Assets (Excluding Revaluation Surplus)		70,548,759			67,900,803	
7.Decrease in Short-term Liabilities		3,214,594			2,592,718	
8.Decrease in Long-term Liabilities		17,440			24,199,046	
9.Decrease in Share Capital		-			-	
CHANGE IN NET WORKING CAPITAL						
1.Increase in Net Working Capital		19,507,552			-	
2.Decrease in Net Working Capital		-			87,582,884	

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ — **Appendix 2**

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF JANUARY 1 - DECEMBER 31, 2002 AND 2001

(Currency -- Millions of Turkish lira)

	December 31, 2002			December 31, 2001		
A. CASH AT THE BEGINNING OF THE YEAR			3,945,398			173,681
B. CASH INFLOWS WITHIN THE YEAR			351,093,431			393,536,635
1.Cash Inflows from Sales		237,802,613			228,004,501	
a.Net Sales	305,056,512			236,877,009		
b.Decrease in Receivables (From Sales)	-			-		
c.Increase in Receivables (From Sales) (-)	(67,253,899)			(8,872,508)		
2.Cash Inflows from Income and Gains from Other Operations		18,219,409			48,953,350	
3. Cash Inflows from Extraordinary Income and Gains		1,350,765			708,534	
4.Increase in Short-Term Liabilities (Not Related with Purchases)		23,880,026			112,383,612	
a.From the issuance of marketable securities	-			-		
b.Other increases	23,880,026			112,383,612		
5.Increase in Long-Term Liabilites (Not Related with Purchases)		14,516,048			2,553	
a.From the issuance of marketable securities	-			-		
b.Other increases	14,516,048			2,553		
6.Cash from Share Capital Increase		-			-	
7.Other Cash Inflows		55,324,570			3,484,085	
C. CASH OUTFLOWS WITHIN THE YEAR			331,831,288			389,764,918
1.Cash Outflows due to Costs		161,053,304			117,222,315	
a.Cost of Sales	164,432,406			125,498,247		
b.Increase in Inventories	4,305,736			14,002,122		
c.Decrease in Payables (due to Purchases)	4,106,652			-		
d.Increase in Payables (due to Purchases) (-)	-			(14,897,588)		
e.Expenses like Depreciation and Reserves not Requiring Cash Outflow (-)	(11,791,490)			(7,380,466)		
f.Decrease in Inventories (-)	-			-		
2.Cash Outflows due to Operating Expenses		39,728,227			31,001,224	
a.Research and Development Expenses	369,161			200,732		
b.Marketing, Selling and Distribution Expenses	26,596,117			19,168,561		
c.General and Administrative Expenses	32,912,255			25,254,622		
d.Expenses not Requiring Cash Outflow (-)	(20,149,306)			(13,622,691)		
3.Cash Outflows due to Expenses and Losses Related to Other Operations		8,362,451			11,032,544	
a.Cash Outflows due to Expenses and Losses Related to Other Operations	8,740,753			12,570,729		
b.Expenses and Losses not Requiring Cash Outflow (-)	(378,302)			(1,538,185)		
4.Cash Outflow due to Financial Expenses		35,003,775			103,527,742	
5.Cash Outflow due to Extraordinary Expenses and Losses		159,511			502,664	
a.Extraordinary Expenses and Losses	21,107,743			10,587,861		
b.Expenses and Losses not Requiring Cash Outflow (-)	(20,948,232)			(10,085,197)		
6.Cash Outflows due to Investment in Non-current Assets		70,548,759			67,369,661	
7.Principle Payments of Short-Term Borrowings (Not Related with Purchases)		-			2,373,090	
a.Reimbursement of Debt Securities	-			-		
b.Other Payments	-			2,373,090		
8.Principle Payments of Long-Term Borrowings (Not Related with Purchases)		-			24,199,046	
a.Reimbursement of Debt Securities	-			-		
b.Other Payments	-			24,199,046		
9.Taxes and Similar Charges Paid		115,306			1,359,578	
10.Dividends Paid		-			5,496,498	
11.Other Cash Outflows		16,859,955			25,680,556	
D. CASH AT THE END OF YEAR			23,207,541			3,945,398
E. INCREASE/(DECREASE) IN CASH			19,262,143			3,771,717